SULLIVAN & CROMWELL
                                125 Broad Street
                            New York, New York 10004

                                                October 25, 1983

Seligman Tax-Exempt Fund Series, Inc.
One Bankers Trust Plaza
New York, New York  10006

Dear Sirs:

     You have requested our opinion in connection with Pre-Effective Amendment No. 2 to your Registration Statement on Form N-1 (File No. 2-86008) which you expect to file under the Securities Act of 1933 with respect to shares of your common stock, $.001 par value, of the classes designated National Tax-Exempt Class, New York Tax-Exempt Class, Massachusetts Tax-Exempt Class, Minnesota Tax-Exempt Class and Ohio Tax-Exempt Class.

     As your counsel, we are familiar with your organization and corporate status and the legality of your common stock. We are also familiar with the forms of Distributing Agreement and Letter Agreement between you and J. & W. Seligman & Co. Marketing, Inc. being filed as exhibits to such Pre-Effective Amendment.

     We advise you that, in our opinion, shares of each Class of the common stock referred to above of Seligman Tax-Exempt Fund Series, Inc., when issued for at least the par value thereof in accordance with such Distributing Agreement and Letter Agreement and as authorized by the Board of Directors, will be legally and validly issued, fully paid and nonassessable.

     We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Pre-Effective Amendment referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                Very truly yours,

                                                Sullivan & Cromwell